DAVIS POLK & WARDWELL

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January 11, 2005

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


RECD S.E.C.
JAN 1 1 2005
1086

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. The English Translation of the Press Release dated December 15th, 2004

-Original press release attached

II. Final Dividend for Fiscal Year 2004

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6833.

Sincerely,

Lauren Macioce
Legal Assistant

PROCESSED
JAN 18 2005
THOMSON
FINANCIAL

File No. 82-3743

Free Translation

Press Release

Decision in Favor of FCC in the Registration Phase of its Dispute with ACCIONA

The General Directorate of Registry and Notary Services rules in favor of FCC in their appeal over the non-registration of certain directors with the Companies Register of Barcelona.

Madrid, December 15th, 2004. On December 14th, 2004, the General Directorate of Registry and Notary Services ruled in favor of FCC's appeal pleaded before the Board against the August 9th, 2004 decision of the Companies Register of Barcelona, in which it dismissed the registration of the appointment of Mr. Fernando Falcó y Fernández de Córdova, Mr. Felipe Bernabé García Pérez, and Mr. Daniel Caille as directors of FCC.

FCC's General Meeting of Shareholders, held on June 23rd, agreed upon the dismissal of three directors nameded by ACCIONA, on the understanding that they were unsuitable for the position as they are representatives of a competitor; the Meeting designated, in their stead, the three aforementioned directors.

Mr. Heliodoro Sánchez Rus, Barcelona Companies Registrar No. XI, had rejected the registration of the three directors named by FCC, alleging that these three directorships must remain vacant, to be filled by ACCIONA.

FCC and Mr. Valerio Pérez de Madrid y Palá, Notary Public, gave notice of appeal against this decision by the Registrar, alleging that, in addition to certain formal errors committed by the Registrar in processing the documents, allowing the dismissal of ACCIONA's proposed directors while not allowing FCC to fill those vacancies with their own appointees was inconsistent.

The decision by the General Directorate of Registry and Notary Services included the allegations by FCC and Mr. Pérez de Madrid y Palá in an extensive forty-two page resolution, indicating that the Registrar has exceeded his powers by entering into the debate between FCC and ACCIONA (whether a shareholder may legitimately designate members of the board of directors of a competitor) which falls under the jurisdiction of the Court of Justice.

In consequence, it revokes the Registrar's decision.

This resolution marks a triumph of FCC's defense in the proceedings against ACCIONA's attempts to name members of the Board of Directors of FCC.

In any event, the final remedy for these differences will depend on the decision of the Courts of Justice.

File No. 82-3743
Free Translation

FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

Final Dividend for Fiscal Year 2004

According to resolutions adopted by the Board of Directors at its meeting held on December 22nd 2004, a final gross dividend of 0.680 euros per share, minus any amount legally deductible, corresponding to results for fiscal year 2004, will be paid on January 10th, 2005.

Payment will be made through the following bank entities: Banco Bilbao Vizcaya (BBVA), Banco Santander Central Hispano (BSCH), Caja de Ahorros y Monte de Piedad de Madrid (Caja Madrid), Caja de Ahorros y Pensiones de Barcelona (La Caixa) y Bancoval through the aforementioned banks' presentation of their position certificates issued by the Share Clearing and Settlement Service.

SECRETARY OF THE BOARD OF DIRECTORS

Nota de prensa

FALLO A FAVOR DE FCC EN LA FASE REGISTRAL DE SU CONTENCIOSO CON ACCIONA

La Dirección General de los Registros y del Notariado resuelve a favor de FCC el recurso sobre la no inscripción en el Registro Mercantil de Barcelona de determinados consejeros

Madrid, 15 de diciembre de 2004. Con fecha 14 de diciembre de 2004 la Dirección General de los Registros y del Notariado ha resuelto, favorablemente a FCC, el recurso planteado por ésta contra la decisión del Registro Mercantil de Barcelona de fecha 9 de agosto de 2004, en la que se denegaba la inscripción del nombramiento como consejeros de FCC de Fernando Falcó y Fernández de Córdova, Felipe Bernabé García Pérez y Daniel Caille.

La Junta General de FCC de fecha 23 de junio acordó el cese de tres consejeros propuestos por ACCIONA, por entender que eran incompatibles para el puesto al ser representantes de un competidor, y designó, en su lugar, a los tres consejeros antes citados.

El Registrador Mercantil núm. XI de Barcelona, Heliodoro Sánchez Rus, había denegado la inscripción de los tres consejeros nombrados por FCC, alegando que esas tres plazas del Consejo debían permanecer vacantes, a disposición de ACCIONA.

Contra esta decisión del Registrador interpusieron recurso la propia FCC y el Notario autorizante de la escritura pública no inscrita, Valerio Pérez de Madrid y Palá, alegando, además de determinados defectos formales cometidos por el Registrador en la tramitación de los documentos, la incoherencia que suponía admitir el cese de los consejeros propuestos por ACCIONA y no admitir que dichas vacantes fueran cubiertas por los consejeros nombrados por FCC.

La resolución de la Dirección General acoge las alegaciones de FCC y del Notario, en una extensa resolución de 42 páginas, señalando que el Registrador se ha excedido en sus atribuciones, entrando en el fondo del debate entre FCC y ACCIONA (la legitimidad o no de que un accionista designe representantes en el Consejo de una sociedad competidora), cuya competencia corresponde únicamente a los tribunales de Justicia.

En consecuencia revoca la decisión del Registrador.

Esta resolución significa un triunfo de las tesis sostenidas por FCC en el procedimiento para defenderse de la intención de ACCIONA de nombrar representantes en el Consejo de Administración de FCC.

En todo caso, la solución final a estas diferencias, dependerá de lo que dictaminen los Tribunales de Justicia.